EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the Quarter ended 30 June 2018

ST HELIER, Jersey, Aug. 09, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN:CMCL) (AIM:CMCL) (TSX:CAL) announces its operating and financial results for the second quarter of 2018 (“Q2” or the “Quarter”).

Gold production in the Quarter was 12,657 ounces, marginally higher than the first quarter of 2018 and in-line with expectations.  Adjusted earnings per share (“EPS”) of 35.2 cents were 86% higher than the corresponding amount in 2017, largely due to an increased export credit incentive and higher deferred tax adjustments. Cash generated by operating activities for the Quarter was lower than in previous periods due to substantial working capital movements.

	3 Months to June 30			6 Months to June 30			Comment

	2017	2018	% Chg	2017	2018	% Chg

Gold produced (oz)	12,521	12,657	1.1%	25,315	25,582	1.1%	Production was adversely affected by lower than planned tonnes and grade; higher production is anticipated in the second half of 2018.

On-mine cost per ounce ($/oz)	696	717	3.0%	677	702	3.7%	Higher on-mine cost per ounce due to increased labour rates and explosive price and higher costs incurred on equipment used in the decline developments.

All-in sustaining cost ($/oz) (“AISC”)	855	856	0.1%	856	843	-1.5%	AISC is broadly stable: higher on-mine costs are offset by the increased Export Credit Incentive (“ECI”)

Average realised gold price ($/oz)	1,235	1,278	3.5%	1,224	1,296	5.9%	Increase reflects changes in the market gold price

Gross profit	5,035	5,144	2.2%	10,861	11,367	4.7%	Marginally higher gross profit reflects the higher gold sales and higher realised gold price, offset by the increased on-mine costs.

Net profit attributable to shareholders ($)	694	2,604	275%	3,032	5,758	90%	Increased net profit attributable to shareholders due to the increased ECI.

Adjusted earnings per share (“EPS”) (cents)	18.9	35.2	86.2%	45.7	75.2	64.6%	Increased adjusted EPS reflects the increased attributable earnings and other adjusting factors, the main one being deferred taxation.

Net cash and cash equivalents ($)	10,878	5,308	-51%	10,878	5,308	-51%	Reduction in net cash due to lower cash generated from operations, increased working capital and tax payments and high capital expenditure.

Net cash from operating activities ($)	4,701	-1,216	-126%	6,480	5,829	-10%	Reduced cash from operating activities due to increased working capital and tax payments and high capital expenditure.

Commenting on the results, Steve Curtis, Chief Executive Officer, said:

“The second quarter of 2018 was a difficult quarter for the business as production was adversely affected by lower than expected grade and tonnes mined.

“Production of 12,657 ounces was marginally higher than the second quarter of 2017 and in line with our expectations for our 2018 guidance range of 55,000 – 59,000 ounces.

“Grade for the quarter was 3.19g/t, this is below target due to difficulties in accessing broken ground at AR South and higher than expected dilution at the Blanket ore body due to the introduction of long-hole stopping on the grounds of safety. Corrective measures to improve grade have been taken and it is expected that the grade and production tonnages will increase over future quarters, particularly in the fourth quarter of 2018.

“We experienced significant negative working capital movements during the quarter which had an adverse effect on operating cash flow with a net operating cash burn of $1.2 million during the quarter. This, combined with capital investment of $5.6 million during the quarter, had a negative impact on the balance sheet with a net cash balance of $5.3 million at the end of the quarter.Underlying cash flows remained robust: pre-tax operating cashflows in the quarter before working capital movements were $6.3 million, compared to $7 million in the first quarter of 2018 and $4.9 million in the second quarter of 2017.

“Capital investment for the quarter was in line with our capex plan for 2018 at $5.6 million, most of which was incurred at Central Shaft, which has now reached a depth of 1,106 meters. We expect capex to decline substantially after 2019 after we commission the Central Shaft as planned in 2020. The Central Shaft project is the key enabler of longer term value for our shareholders as we progress towards our production and cost targets by 2021.”

“Our cost performance for the quarter was satisfactory, with on-mine and all-in sustaining costs being well-contained; on-mine costs of $717 per ounce for the quarter were 3 per cent higher than the corresponding quarter of 2017 and the all-in sustaining costs of $856 per ounce was flat year on year. In the light of lower grade and tonnage for the quarter we are pleased to see this level of cost control in the business and remain confident in our longer-term cost guidance target of $700 - $800 per ounce as the business grows towards 80,000 ounces per year by 2021.

“Attributable profit for the quarter was substantially higher year on year at $2.6 million boosted mainly by the increase in the ECI when compared to the same period in 2017.

“Unfortunately, 2018 has been a time of disappointing safety performance for our business with two fatal accidents at Blanket, one in the first quarter and a second accident on the 12th of July 2018 after the second quarter’s close. My fellow directors and I express our sincere condolences to the family and friends of the deceased. The Company has embarked upon renewed efforts in the business to improve our safety performance.

““We remain confident in the underlying health of the business and the long-term potential of the Blanket mine ore bodies. We expect that production in the second half of 2018 will increase and the negative movements in working capital in the second quarter will normalize in the third and fourth quarters of 2018.

Following the implementation of indigenisation in September 2012, Caledonia owns 49 per cent of the Blanket Mine in Zimbabwe. Caledonia continues to consolidate Blanket and the operational and the financial information set out below is on a 100 per cent basis unless otherwise indicated.

Strategy and Outlook

Caledonia remains on track to achieve the production target of 80,000 ounces per year by 2021 at its Zimbabwean subsidiary, Blanket Mine. The Company’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and revised in November 2017 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration.  Implementation of the Investment Plan remains on target in terms of timing and cost.  Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future.  Caledonia’s cash position is expected to improve as a result of the implementation of the Investment Plan; Caledonia will continue to assess new opportunities to invest surplus cash.

Dividend Policy

Caledonia pays a quarterly dividend of 6.875 US cents per share, the quarterly dividend is paid at the end of January, April, July and October respectively. It is envisaged that the current dividend policy will be maintained.

Shareholder Conference Call

Management will host a conference call at 1500 BST on 13 August 2018.

Details for the call are as follows:

Date: 13 August 2018

Time: 1500 London, 1600 Johannesburg, 1600 Zurich and Frankfurt, 1000 Toronto and New York

Password: Caledonia Mining

UK Toll free	0808 109 0700
USA Toll free	1 866 966 5335
South Africa Toll free	0 800 980 512
Canada Toll free	1 800 608 0547
Other (standard International access)	+44 (0) 20 3003 2666

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/ Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended June 30		6 months ended June 30
	2017	2018	2017	2018

Revenue	15,484	16,198	31,933	34,257
Royalty	(776)	(811)	(1,599)	(1,715)
Production costs	(8,814)	(9,297)	(17,912)	(19,307)
Depreciation	(859)	(946)	(1,741)	(1,868)
Gross profit	5,035	5,144	10,861	11,367
Other income	557	1,720	1,201	3,101
Administrative expenses	(1,493)	(1,660)	(2,934)	(3,202)
Foreign exchange gain	83	89	19	160
Cash-settled share-based payment	(959)	(223)	(534)	(337)
Equity-settled share-based payment	-	-	(835)	(14)
Operating profit	3,223	5,070	7,598	11,075
Net finance cost	(10)	(29)	(17)	(45)
Profit before tax	3,213	5,041	7,581	11,030
Tax expense	(2,090)	(1,787)	(3,550)	(3,897)
Profit for the period	1,123	3,254	4,031	7,133

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	60	(648)	133	(440)
Total comprehensive income for the period	1,183	2,606	4,164	6,693

Profit attributable to:
Shareholders of the Company	694	2,604	3,032	5,758
Non-controlling interests	429	650	999	1,375
Profit for the period	1,123	3,254	4,031	7,133

Total comprehensive income attributable to:
Shareholders of the Company	754	1,956	3,165	5,318
Non-controlling interests	429	650	999	1,375
Total comprehensive income for the period	1,183	2,606	4,164	6,693

Earnings per share (cents) (i)
Basic	6.1	24.1	27.6	53.4
Diluted	6.1	24.1	27.5	53.3
Adjusted earnings per share (cents) (i) (ii)
Basic	18.9	35.2	45.7	75.2

Condensed consolidated statements of financial position
(in thousands of United States dollars, unless indicated otherwise)
Unaudited
As at	June 30,	December 31,
	2018	2017
Assets
Property, plant and equipment	90,985	82,078
Deferred tax asset	76	65
Total non-current assets	91,061	82,143

Inventories	10,065	9,175
Prepayments	1,172	709
Trade and other receivables	7,477	4,962
Cash and cash equivalents	8,057	13,067
Total current assets	26,771	27,913
Total assets	117,832	110,056

Equity and liabilities
Share capital	55,102	55,102
Reserves	143,026	143,452
Retained loss	(130,985)	(135,287)
Equity attributable to shareholders	67,143	63,267
Non-controlling interests	7,014	5,944
Total equity	74,156	69,211

Liabilities
Provisions	3,742	3,797
Deferred tax liability	22,078	19,620
Cash-settled share-based payments	2,203	1,826
Total non-current liabilities	28,023	25,243

Short-term portion of term loan facility	746	1,486
Trade and other payables	12,061	12,660
Income tax payable	96	1,145
Bank overdraft	2,749	311
Total current liabilities	15,652	15,602
Total liabilities	43,675	40,845
Total equity and liabilities	117,832	110,056

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2017	2018	2017	2018
Cash flows from operating activities
Cash generated from operations	5,459	749	7,874	8,433
Net interest paid	(4)	(44)	(5)	(82)
Tax paid	(754)	(1,921)	(1,389)	(2,522)
Net cash from operating activities	4,701	(1,216)	6,480	5,829

Cash flows from investing activities
Acquisition of Property, plant and equipment	(4,223)	(5,618)	(7,519)	(10,776)
Net cash used in investing activities	(4,223)	(5,618)	(7,519)	(10,776)

Cash flows from financing activities
Dividends paid	(727)	(862)	(1,452)	(1,761)
Repayment of term loan facility	(375)	(375)	(750)	(750)
Share repurchase	(146)	-	(146)	-
Share issued	-	-	-	-
Net cash used in financing activities	(1,248)	(1,237)	(2,348)	(2,511)

Net decrease in cash and cash equivalents	(770)	(8,071)	(3,387)	(7,458)
Effect of exchange rate fluctuations on cash held	(74)	(1)	(70)	10
Net cash and cash equivalents at beginning of the period	11,722	13,380	14,335	12,756
Net cash and cash equivalents at end of the period	10,878	5,308	10,878	5,308